

Mail Stop 7010

May 9, 2006

Mr. John W. Prosser, Jr.
Executive Vice President, Finance and Administration
and Treasurer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, California 91105

      RE: **Form 10-K for the Fiscal Year ended September 30, 2005**
             Forms 10-Q for the Fiscal Quarters ended December 31, 2005 and
             March 31, 2006
             File No. 1-7463

Dear Mr. Prosser:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                                 Sincerely,

                                 Rufus Decker
                                 Branch Chief